UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC 1005897

DIVISION OF
CORPORATION FINANCE

04025017

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/1/2004

Re: AutoNation, Inc.
Incoming letter dated February 14, 2004

Dear Mr. Chevedden:

This is in response to your letter dated February 14, 2004 concerning the shareholder proposal submitted to AutoNation by John Chevedden. On February 10, 2004 we issued our response expressing our informal view that AutoNation could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Company Policy in Potential Violation of Delaware Law
Rebuttal to No Action Request
AutoNation, Inc. (AN)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004, January 31, 2004 and February 7, 2004 rebuttal letters.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
"The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Based on the January 30, 2004 opinion of Richards, Layton & Finger, P.A. (RLF Opinion) the purported company substantially-implemented policy is a violation of Delaware law. Similar RLF Opinions have been submitted with a number of 2004 no action requests.

The RLF Opinion said the Delaware Supreme Court held that:
"One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."
"While the contested provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation."

Thus according to the RFL Opinion the company policy could compel a future board to <u>not</u> have a poison pill.

On the other hand the shareholder proposal, in merely calling for a non-binding shareholder vote, would allow the board to have a pill under all circumstances.

Accordingly the company resolution may be unenforceable due to the issue raised in the RLF Opinion.

Thus an unenforceable company policy cannot make a shareholder proposal substantially implemented or moot.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Wayne Huizenga